Form 40-F
period 2011-12-31
NOVADAQ TECHNOLOGIES INC
filed 2012-03-19
CIK 1173293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 001-35446

NOVADAQ TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Ontario

(Province or other jurisdiction of incorporation or organization)

3845

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

2585 Skymark Avenue, Suite 306, Mississauga, Ontario, Canada L4W 4LS (906) 629-3822

(Address and telephone number of Registrant’s principal executive offices)

Copies to:

Aaron Fransen Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5l 1B9 (416) 869-5500	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500

C T Corporation System

111 Eighth Avenue, 13th Floor, New York, New York 10011

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Exchange on Which Registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form        ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 32,769,462 Common Shares outstanding as of December 31, 2011

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

EXPLANATORY NOTE

Novadaq Technologies Inc. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a Canadian issuer eligible to file its Annual Report on Form 40-F pursuant to the Multi-Jurisdictional Disclosure System of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “Foreign Private Issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING INFORMATION

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management. These statements relate to analyses and other information that are based on expectations of future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “plan”, “anticipate”, “predict”, “continue”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to the timing, progress and success of the various stages comprising our development programs;

•	our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements;

•	our estimates regarding capital requirements and our expectations of receiving additional financing;

•	our expectations related to and information regarding future sales and marketing activities, SPY®, SPY Elite® and FIREFLY System sales;

•	our expectations related to placements and utilization rates, reimbursement for the SPY, SPY Elite and FIREFLY procedures;

•	our estimates regarding future revenues arising from the sales of our products;

•	our sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc.;

•	our license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships and research and development activities; and

•

our plan to seek further regulatory clearances for additional indications, as well as our plans for development of an endoscopic version of the SPY technology, which will be marketed under the brand name PINPOINT®.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the sections “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and “Risks and Uncertainties” in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2011, which is filed as Exhibit 99.2 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report on Form 40-F are made as of the respective dates set forth in such exhibits. In preparing this Annual Report on Form 40-F, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto and, are incorporated by reference in this Annual Report on Form 40-F:

Exhibits	Documents

99.1	annual information form of the Company dated March 19, 2012 for the year ended December 31, 2011; and

99.2

audited consolidated financial statements for the year ended December 31, 2011 and 2010 together with the notes thereto, including management’s discussion and analysis dated February 16, 2012 for the year ended December 31, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registrant’s Registration Statement on

Form 40-F, as filed with the Securities and Exchange Commission on March 2, 2012).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Changes In Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices to directors and executive officers, during the period covered by this Annual Report on Form 40-F pursuant to Regulation BTR.

AUDIT COMMITTEE

Audit Committee

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Mr. William Mackinnon, Mr. Harold Koch, Jr., and Dr. Joel I. Shalowitz.

Audit Committee Financial Expert

Our Board of Directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and each of these members is independent under the rules of the NASDAQ Stock Market.

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of our Code of Ethics and Business Conduct has been filed as Exhibit 99.8 to this Annual Report on Form 40-F. There were no amendments or waivers granted in respect of the Code during the fiscal year ended December 31, 2011. The Code of Ethics and Business Conduct is posted for viewing on our website at www.novadaq.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Ethics and Business Conduct. Requests for copies of the Code of Ethics and Business Conduct should be made by contacting our head office.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required disclosure is included in the section entitled “External Auditor Services” of Appendix A to the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Of the other fees reported under the heading “External Auditor Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, all such fees were pre-approved by the Audit Committee. None were approved by our Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pre-Approval Polices and Procedures

The required disclosure is included in the section entitled “Pre-Approval Policies and Procedures” of Appendix A to the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). In accordance with the Commission rules, companies that prepare their financial statements in accordance with IFRS as issued by the IASB are permitted to file such financial statements with the Commission without including a reconciliation to U.S. generally accepted accounting principles, and therefore no such reconciliation has been prepared or provided.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

As a foreign private issuer under the Exchange Act, the Company is permitted under Nasdaq Marketplace Rule 5615(a)(3) to follow its home country practice in lieu of certain Nasdaq corporate governance standards. In order to claim such exemption, the Company must disclose the Nasdaq corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. On March 9, 2012, the Company amended its bylaws to satisfy the respective Nasdaq corporate governance standards. The Company believes it is in compliance with Nasdaq corporate governance standards at this time.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Registrant’s known contractual obligations.

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$5,218,000	—	$5,218,000	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$870,000	$398,000	$472,000	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under the GAAP of the primary financial statements	$1,049,000	$511,000	$538,000	—	—

Total	$7,137,000	$909,000	$6,228,000	—	—

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

We have filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change in the name or address of the agent for service of process of the Company shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat
Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated March 19, 2012

Exhibit Index

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	Audited consolidated financial statements for the year ended December 31, 2011 and 2010 together with the notes thereto, including management’s discussion and analysis dated February 16, 2012 for the year ended December 31, 2011(incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form 40-F, as filed with the Commission on March 2, 2012)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.6	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.7	Consent of Ernst & Young LLP

99.8	Code of Ethics and Business Conduct