Form 40-F
period 2012-12-31
NOVADAQ TECHNOLOGIES INC
filed 2013-03-19
CIK 1173293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 40,226,243 Common Shares outstanding as of December 31, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

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

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the sections “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2012, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and “Risks and Uncertainties” in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is filed as Exhibit 99.4 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto and, are incorporated by reference in this Annual Report on Form 40-F:

Exhibits	Documents

99.1	Annual Information Form of the Company dated March 19, 2013 for the year ended December 31, 2012.

99.2	Canadian Annual Report to Shareholders for the year ended December 31, 2012.

99.3	Audited Consolidated Financial Statements for the year ended December 31, 2012 and 2011 together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 8, 2013).

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 8, 2013).

99.5	Material Change Report dated March 15, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on March 15, 2013).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

The Chief Executive Officer and the Chief Financial Officer of the Company have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, rules of the Securities Act (Ontario) and the Canadian Securities Authority as at December 31, 2012.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of December 31, 2012 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2012, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting (“ICFR”) under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Form 40-F.

Changes In Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of our Code of Ethics and Business Conduct has been filed as Exhibit 99.11 to this Annual Report on Form 40-F. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2012. The Code of Ethics and Business Conduct is posted for viewing on our website at www.novadaq.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Ethics and Business Conduct. Requests for copies of the Code of Ethics and Business Conduct should be made by contacting our head office.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required disclosure is included in the section entitled “External Auditor Services” of Appendix A to the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Of the other fees reported under the heading “External Auditor Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, all such fees were pre-approved by the Audit Committee. None were approved by our Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pre-Approval Policies and Procedures

The required disclosure is included in the section entitled “Pre-Approval Policies and Procedures” of Appendix A to the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2012, and in the normal course of business the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to the Registrant’s contractual obligations is set forth in Management Discussion and Analysis incorporated by reference and included herein as Exhibit 99.4.

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

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat
Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated March 19, 2013

Exhibit Index

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012

99.2	Annual Report to Shareholders for the year ended December 31, 2012

99.3	Audited consolidated financial statements for the year ended December 31, 2012 and 2011 together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 8, 2013)

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 8, 2013)

99.5	Material Change Report dated March 15, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on March 15, 2013)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.8	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.9	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.10	Consent of Ernst & Young LLP

99.11	Code of Ethics and Business Conduct