Form 40-F
period 2013-12-31
NOVADAQ TECHNOLOGIES INC
filed 2014-03-28
CIK 1173293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-35446

NOVADAQ TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Ontario

(Province or other jurisdiction of incorporation or organization)

3845

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada L4W 4LS (905) 629-3822

(Address and telephone number of Registrant’s principal executive offices)

Copies to:

Jeffrey Singer Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5l 1B9 (416) 869-5656	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 54,894,038 Common Shares outstanding as of December 31, 2013

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐             No  ☐

EXPLANATORY NOTE

Novadaq Technologies Inc. (the “Company,” “Novadaq” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a Canadian issuer eligible to file its Annual Report on Form 40-F pursuant to the Multi-Jurisdictional Disclosure System of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is a “Foreign Private Issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to the timing, progress and success of the various stages comprising our development programs;

•	our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements;

•	our estimates regarding capital requirements and our expectations of receiving additional financing;

•	our expectations related to and information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT® Endoscopic Fluorescence Imaging System, LUNA™ Fluorescence Angiography System and Firefly™ System sales;

•	our expectations related to placements and utilization rates, reimbursement for the SPY, SPY Elite, PINPOINT, LUNA and Firefly procedures;

•	our estimates regarding future revenues arising from the sales of our products;

•	our sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc.;

•	our license and supply agreements with Intuitive Surgical®, Inc., the distribution agreements with MAQUET Cardiovascular and Swissray Asia, CHC Healthcare Group and future potential partnerships and research and development activities; and

•	our plan to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information may be based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, PINPOINT, LUNA and Firefly and the clinical results of the use of SPY, SPY Elite, PINPOINT, LUNA and Firefly or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the sections “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2013, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, which is filed as Exhibit 99.4 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto and, are incorporated by reference in this Annual Report on Form 40-F:

Exhibits	Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2013.

99.2	Canadian Annual Report to Shareholders for the year ended December 31, 2013.

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012 together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 6, 2014).

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 6, 2014).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

The Chief Executive Officer and the Chief Financial Officer of the Company have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, rules of the Securities Act (Ontario) and the Canadian Securities Authority as at December 31, 2013.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of December 31, 2013 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2013, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Form 40-F.

Changes In Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices to directors and executive officers, during the period covered by this Annual Report on Form 40-F pursuant to Regulation BTR.

AUDIT COMMITTEE

Audit Committee

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Mr. William Mackinnon, Mr. Harold Koch, Jr., and Mr. Aaron Davidson.

Audit Committee Financial Expert

Our Board of Directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and each of these members is independent under the rules of the NASDAQ Stock Market.

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2013. The Code of Ethics and Business Conduct is posted for viewing on our website at www.novadaq.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Ethics and Business Conduct. Requests for copies of the Code of Ethics and Business Conduct should be made by contacting our head office.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required disclosure is included in the section entitled “External Auditor Services” of Appendix A to the Company’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Of the other fees reported under the heading “External Auditor Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2013, all such fees were pre-approved by the Audit Committee. None were approved by our Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pre-Approval Policies and Procedures

The required disclosure is included in the third paragraph of the section entitled “Relevant Education and Experience” of Appendix A to the Company’s Annual Information Form for the year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2013, and in the normal course of business the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to the Registrant’s contractual obligations is set forth in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, which is incorporated by reference and included herein as Exhibit 99.4.

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

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat
Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated March 28, 2014

Exhibit Index

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2013

99.2	Canadian Annual Report to Shareholders for the year ended December 31, 2013

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012 together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 6, 2014)

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 6, 2014)

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.9	Consent of Ernst & Young LLP