Form 40-F/A
period 2013-12-31
NOVADAQ TECHNOLOGIES INC
filed 2014-07-18
CIK 1173293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act

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

Yes ☐            No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) amends the Annual Report on Form 40-F of Novadaq Technologies Inc. (the “Company”) for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2014 (“the Original Annual Report”). The only amendment to the Original Annual Report is set forth under the heading “Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor,” which sets forth that (i) management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and (ii) as required by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and the United States Securities Exchange Act of 1934, as amended, the Chief Executive Officer and the Chief Financial Officer have caused the effectiveness of the internal controls over financial reporting to be evaluated using the framework established in ‘Internal Control—Integrated Framework, 1992 (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Other than as discussed above, all information in the Original Annual Report is unchanged and is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update the disclosure contained in the Original Annual Report in any way other than as discussed above. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as Exhibits 99.1 to 99.4 to this Amendment No. 1.

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As required by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and the United States Securities Exchange Act of 1934, as amended, the Chief Executive Officer and the Chief Financial Officer have caused the effectiveness of the internal controls over financial reporting to be evaluated using the framework established in ‘Internal Control—Integrated Framework, 1992 (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Chief Executive Officer and the Chief Financial Officer of the Company have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, rules of the Securities Act (Ontario) and the Canadian Securities Authority as at December 31, 2013.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat
Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated July 17, 2014

Exhibit Index

Exhibit No.	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350