Form 40-F/A
period 2014-12-31
NOVADAQ TECHNOLOGIES INC
filed 2015-07-10
CIK 1173293

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

5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada L4W 4T9 (905) 629-3822

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Exchange on Which Registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

Yes  ☐             No  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) amends the Annual Report on Form 40-F of Novadaq Technologies Inc. (the “Company”) for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015 (“the Original Annual Report”). The only amendments to the Original Annual Report are as follows: (i) the disclosure set forth under the heading “Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor,” in the Original Annual Report has been revised to clarify that the Chief Executive Officer and the Chief Financial Officer of the Company caused the effectiveness of the internal controls over financial reporting of the Company to be evaluated using the framework established in ‘Internal Control – Integrated Framework, 2013 (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) as opposed to the ‘Internal Control – Integrated Framework, 1992 (COSO Framework)’, (ii) Exhibit 99.1 to the Original Annual Report has been amended to include the audit report of Ernst & Young LLP with respect to the consolidated financial statements of the Company as at and for the year ended December 31, 2013 and (iii) a consent of Ernst & Young LLP to the inclusion of its audit report with respect to such consolidated financial statements of the Company as at and for the year ended December 31, 2013 has been added as Exhibit 99.6 to this Amendment No. 1.

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

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as Exhibits 99.2 to 99.5 to this Amendment No. 1.

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As required by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and the United States Securities Exchange Act of 1934, as amended, the Chief Executive Officer and the Chief Financial Officer have caused the effectiveness of the internal controls over financial reporting to be evaluated using the framework established in ‘Internal Control – Integrated Framework, 2013 (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Chief Executive Officer and the Chief Financial Officer of the Company have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat
Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated July 10, 2015

Exhibit Index

Exhibit No.	Description

99.1	Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013 together with the notes thereto

99.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.5	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.6	Consent of Ernst & Young LLP

99.7	Consent of KPMG LLP