Form 40-F
period 2015-12-31
NOVADAQ TECHNOLOGIES INC
filed 2016-03-24
CIK 1173293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-35446

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 56,253,327 Common Shares outstanding as of December 31, 2015

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
•

our expectations related to and information regarding future sales and marketing activities, including SPY, SPY Elite Imaging System , PINPOINT Endoscopic Fluorescence Imaging System, LUNA Fluorescence Angiography System, Firefly™ System (collectively, the “SPY Imaging Systems”) and CO 2 Heart Laser™ System, Easy LDI Imaging and DermACELL ®  tissue product sales;

•	our expectations related to placements and utilization rates and reimbursement for the various SPY Imaging System procedures and DermACELL tissue products;
•	our estimates regarding future revenues arising from the sales of our direct products and third party distributed products;
•	our sales and marketing arrangements with LifeNet® Health;
•

our license and supply agreements with Intuitive Surgical®, Inc., the partnership agreement with Serena Group™, the distribution agreement with MAQUET Cardiovascular, the various international distribution agreements, and future potential partnerships, research and development activities;

•	our expectations relating to Novadaq’s transition to a direct sales and marketing model; and
•

our plan to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information may be based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration and market acceptance of Novadaq’s products and third party products distributed by Novadaq, the success of Novadaq’s alliances, the effect of reimbursement codes for procedures involving use of SPY, SPY Elite, LUNA, PINPOINT, Firefly, EasyLDI or DermACELL, and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA, EasyLDI and/or PINPOINT Imaging Systems, or DermACELL tissue products or the CO2 Heart Laser System for Transmyocardial Revascularization.

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

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the sections “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F and “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015, which is filed as Exhibit 99.4 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto and, are incorporated by reference in this Annual Report on Form 40-F:

Exhibits	Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2015.

99.2	Canadian Annual Report to Shareholders for the year ended December 31, 2015.

99.3

Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014 together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 18, 2016).

99.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 18, 2016).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2015, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As required by National

Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and the Exchange Act, the Chief Executive Officer and the Chief Financial Officer have caused the effectiveness of the Company’s internal control over financial reporting to be evaluated using the framework established in ‘Internal Control - Integrated Framework, 2013 (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Chief Executive Officer and the Chief Financial Officer of the Company have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self-assessments as of December 31, 2015 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2015, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

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

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices to directors and executive officers, during the period covered by this Annual Report on Form 40-F pursuant to Regulation BTR.

AUDIT COMMITTEE

Audit Committee

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Mr. William Mackinnon, Mr. Tom Wellner, and Ms. Patrice Merrin.

Audit Committee Financial Expert

Our Board of Directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and each of these members is independent under the rules of the NASDAQ Stock Market.

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2015. The Code of Ethics and Business Conduct is posted for viewing on our website at www.novadaq.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Ethics and Business Conduct. Requests for copies of the Code of Ethics and Business Conduct should be made by contacting our head office.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required disclosure is included in the section entitled “External Auditor Services” of Appendix A to the Company’s Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Of the other fees reported under the heading “External Auditor Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, all such fees were pre-approved by the Audit Committee. None were approved by our Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pre-Approval Policies and Procedures

The required disclosure is included in the fourth paragraph of the section entitled “Relevant Education and Experience” of Appendix A to the Company’s Annual Information Form for the year ended December 31, 2015, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2015, and in the normal course of business the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to the Registrant’s contractual obligations is set forth in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015, which is incorporated by reference and included herein as Exhibit 99.4.

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

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat
Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated March 24, 2016

Exhibit Index

Exhibit No.	Description

99.1	Annual Information Form for the year ended December 31, 2015

99.2	Canadian Annual Report to Shareholders for the year ended December 31, 2015

99.3

Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014 together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 18, 2016)

99.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, as filed with the Securities and Exchange Commission on February 18, 2016)

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